COMMERCIAL REAL ESTATE SERVICES

CBRE Group, Inc.
2121 N. Pearl Street
Suite 300
Dallas TX 75201
www.cbre.com

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO C.F.R. § 200.83

August 7, 2025

Mr. Peter McPhun

Ms. Jennifer Monick

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Re:	CBRE Group, Inc.

Form 10-K for the year ended December 31, 2024

File No. 001-32205

Dear Mr. McPhun and Ms. Monick:

We are responding to your comment letter dated July 11, 2025, to CBRE Group, Inc. (the “Company,” “CBRE,” “we,” “our” or “us”) with respect to the above referenced document.

For ease of reference, we have repeated the comments of the Securities and Exchange Commission Staff (the “Staff”) in italics directly preceding our responses.

Due to the commercially sensitive nature of information contained in this letter, we have requested confidential treatment of portions of the Company’s response to Comment No. 1 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [*]. A complete copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. The Company respectfully requests that we be notified immediately in accordance with the Company’s confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.

CONFIDENTIAL TREATMENT REQUESTED

BY CBRE GROUP, INC.

Form 10-K for the fiscal year ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Non-GAAP Financial Measures, page 47

1.

We note your response to prior comment 2. Please clarify for us if any contracts are based on a fixed fee or similar (e.g., based on square footage managed or occupied), such that pass through costs have implied profit margins. To the extent you determine that there is an implied profit margin, please explain to us how you considered Question 100.04 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures in determining the appropriateness of this adjustment throughout your Form 10-K and in your earnings release.

Response:

In the Company’s response to the Staff’s comment regarding the presentation of pass-through costs also recognized as revenue to arrive at Non-GAAP net revenue on May 27, 2025, the Company noted that a portion of the Company’s Facilities Management (“FM”) and Project Management contracts include a margin on pass-through costs. However, the margin earned on these contracts in 2024 was immaterial, representing 0.2% of gross revenue and 0.5% of pass-through costs also recognized as revenue, respectively. The estimated margin was based on explicit fees contractually earned on pass-through costs. Although the explicit margin on pass-through costs is not material to the Company’s gross revenue or pass-through costs, the Company considered if there is an implicit margin on any of its pass-through costs given the various contract structures for the fees earned. For example, the Company in the ordinary course of business enters into contracts whereby the contracts are quoted with a fixed price or management fees that are charged to clients and may be derived as a percentage of total budgeted costs, which may be inclusive of third-party vendor/subcontractor pass-through costs.

To estimate an implicit margin on these contracts, the Company attributed a portion of the overall contract margin earned to the third-party pass-through costs incurred on the contract by allocating the margin based on the percentage of third-party pass-through costs to total direct contract costs. The Company believes this is a conservative methodology for estimating an implicit margin on pass-through costs due to the following:

◾

We would expect to earn a lower margin on pass-through costs compared to our internal labor as the amounts charged by third-party vendors/subcontractors already include a margin earned by the vendors/subcontractors.

◾	Most of our contracts explicitly state that we are required to pass through the amounts charged to clients in relation to third-party vendor/subcontractor spend, inclusive of any rebates or discounts.

◾

Of the suite of services offered under our FM and Project Management arrangements, the work performed by CBRE employees typically requires employees with a higher skill set and therefore demands a higher margin than the services provided by third-party vendors/subcontractors (e.g., janitorial services, landscaping maintenance).

Using the conservative assumption that overall contract margin is allocated evenly over all costs incurred under the contract, the implicit margin earned on pass-through costs in 2024 is not material to gross revenue, the Company’s closest GAAP measure. When coupled with the explicit margin noted above, the total estimated margin earned on pass-through costs was not material to our gross revenue in 2024. This estimate excludes overhead expenses within the business segment incurred to manage the third-party pass-through costs for our clients, which is comprised of costs such as back-office vendor

CONFIDENTIAL TREATMENT REQUESTED

BY CBRE GROUP, INC.

invoice management and other overhead required to be incurred in our role as FM or Project Management services provider. Additionally, this estimate excludes any allocation of CBRE corporate overhead costs, included within our Corporate segment. Any margin earned on these costs is intended to cover our costs of coordinating and managing the third-party service providers, inclusive of customer-related operations captured in segment overhead as well as corporate overhead. As such, we believe applying an allocation of segment and corporate overhead costs related to managing the third parties, to the estimated explicit and implicit margin earned on pass-through costs in 2024 results in a negligible percentage of our gross revenue, which management considers to be immaterial to the Company’s GAAP results.

We considered the guidance within Question 100.04 of the Compliance & Disclosure Interpretation on Non-GAAP Measures. As discussed in our previous response to the Staff, these pass-through costs exclude any costs related to work performed by CBRE employees. Our adjusted net revenue measure reflects the portion of revenue generated by the Company’s own employees, which we believe is useful to investors as a supplemental measure. We also believe the presentation of adjusted net revenue provides additional transparency for our investors in the way that the FM and Project Management businesses are managed and contracts are negotiated with customers. As such, the measure is not intended to change the recognition and measurement principles of our GAAP revenue by adjusting gross revenue for pass-through costs also recognized as revenue to arrive at adjusted net revenue. We believe our disclosures related to the non-GAAP measure, including labeling it as non-GAAP and the description of the measure also ensure investors are not mislead by the measure.

In consideration of the Staff’s comments, we advise the Staff that we have changed the title of this non-GAAP measure from “net revenue” to “adjusted net revenue” in our most recent SEC filings and earnings presentations to further eliminate any confusion that the existing measure may represent GAAP revenue. We will also monitor the margin on pass-through costs to ensure that it continues to be immaterial to gross revenue and will adjust our presentation were it ever to become material.

CONFIDENTIAL TREATMENT REQUESTED

BY CBRE GROUP, INC.

The following table provides a summary of example contract terms illustrating the various contract structures the Company enters into with clients related to facility management services:

Rule 83 Confidential Treatment Requested by CBRE Group, Inc. CBRE_01:

	Client	Contract Type	Contract Excerpt
Pass-Through with implicit Pass-Through Net Revenue – Fixed Price	[*]	Fixed price contract for facilities management which includes a mark-up for additional services	[*]

Pass-Through with implicit Pass-Through Net Revenue - Cost-Plus	[*]	Cost plus and management fee is a % mark-up on total costs	[*]

Pass-Through with implicit Pass-Through Net Revenue - Cost-Plus with GMP	[*]	GMP contract for facilities management	[*]

Explicit Pass-Through Net Revenue	[*]	Fixed price contract which has a % mark-up on the fixed costs and % mark-up on variable costs both of which include third party costs	[*]

Zero Pass-Through Net Revenue – Cost Plus	[*]	Management fee is based on documented square footage as well as % mark-up on labor. Third party costs are charged at actual cost.	[*]

The following table summarizes the various types of pass-through costs incurred, along with the estimated explicit and implicit margins earned by cost type:

Rule 83 Confidential Treatment Requested by CBRE Group, Inc. CBRE_02:

[*]

CONFIDENTIAL TREATMENT REQUESTED

BY CBRE GROUP, INC.

Should you have any questions regarding this matter, please feel free to contact me at (212) 984-8384.

Sincerely,

/s/ Emma Giamartino
Emma Giamartino
Chief Financial Officer
CBRE Group, Inc.

cc:	William B. Brentani, Simpson Thacher & Bartlett LLP

Kelli Schultz, Simpson Thacher & Bartlett LLP

John Kemnitz, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED

BY CBRE GROUP, INC.